Exhibit 99.1

News Release

B2Gold Agrees to Sell Burkina Faso Projects to West African Resources

Vancouver, BC, October 25, 2021 - B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G)(“B2Gold”) is pleased to announce that it has entered into a binding agreement with West African Resources Limited (ASX:WAF)(“WAF”) dated October 25, 2021 (the “Kiaka Agreement”), pursuant to which B2Gold has agreed to sell to WAF 100% of the issued and outstanding shares of Volta Resources (Cayman) Inc., the holder of an 81% interest in the Kiaka gold project located in Burkina Faso (the “Kiaka Project”). Under the terms of the Kiaka Agreement, B2Gold will receive the following consideration (the “Kiaka Transaction”):

(a)	cash payment of US$450,000 paid on execution of the Kiaka Agreement;
(b)	US$45,000,000 payable on closing of the Kiaka Transaction, comprised of 50% cash and 50% in WAF ordinary shares;
(c)	US$45,000,000 payable on the earlier of (i) commencement of construction at the Kiaka Project (provided such date will be a minimum of 6 months from the date of the Kiaka Agreement), (ii) completion of a positive feasibility study at the Kiaka Project, and (iii) October 25, 2022, in cash or WAF ordinary shares, at B2Gold’s option but subject to any required WAF shareholder approval to issue WAF ordinary shares; and
(d)	2.7% net smelter return (“NSR”) royalty interest on the first 2,500,000 ounces of gold produced at the Kiaka Project, and a 0.45% NSR royalty interest on the next 1,500,000 ounces of gold produced at the Kiaka Project.

The closing of the Kiaka Transaction is subject to certain customary conditions, including completion of a transaction between WAF and GAMS-Mining F&I Ltd. (“GAMS”) pursuant to which WAF will acquire GAMS’ 9% interest in the Kiaka Project, and completion of the transaction under the Amended Toega Agreement (as defined below). The parties expect the Kiaka Transaction to be completed by the end of November 2021.

Clive Johnson, President and Chief Executive Officer of B2Gold, stated: “We are pleased to have reached an agreement with WAF relating to the sale of the Kiaka Project, building on a strong relationship that we have formed with WAF over the past several years following the initial agreement relating to the Toega Project. WAF has a strong reputation of being a solid operator in Burkina Faso and with its existing local infrastructure and operating experience is well positioned to move the Kiaka Project forward in a timely and cost-effective manner. B2Gold, through the WAF shares it will receive as part of the consideration, and royalties on both the Kiaka and Toega projects, will continue to benefit from the future development of the projects.”

In addition, B2Gold has entered into an amended and restated purchase agreement with WAF and GAMS dated October 25, 2021 (the “Amended Toega Agreement”), pursuant to which B2Gold has now agreed to sell to WAF 100% of the shares of Kiaka Gold SARL, the holder of the Toega gold project located in Burkina Faso (the “Toega Project”)(the original transaction was structured as a sale of assets comprising the Toega Project) and GAMS will sell its 10% beneficial interest in the Toega Project. B2Gold holds a 90% beneficial interest in the Toega Project with GAMS holding the remaining 10%. Under the terms of the Amended Toega Agreement, B2Gold will receive a cash payment of $18,000,000 (US$9,000,000 of which has been received), and on the first 1,500,000 ounces of gold produced at the Toega Project, a 2.7% NSR royalty until such time as the royalty payments total US$22,500,000 and thereafter a 0.45% NSR royalty interest (the “Toega Transaction”). The closing of the Toega Transaction is subject to certain customary conditions. The parties expect the Toega Transaction to be completed by the end of November 2021.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, and numerous exploration and development projects in various countries including Mali, Colombia, Burkina Faso, Finland and Uzbekistan. B2Gold forecasts total consolidated gold production of between 1,015,000 and 1,055,000 ounces in 2021.

On Behalf of B2GOLD CORP.

“Clive T. Johnson”

President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2021 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including closing of the Kiaka Transaction including the satisfaction of the closing conditions thereunder and the expected timing thereof, completion of the transaction with GAMS and the expected timing thereof, satisfaction of the requirements for the payment of the second US$45,000,000 under the Kiaka Transaction, closing of the Toega Transaction including the satisfaction of the closing conditions thereunder and the expected timing thereof; and including, without limitation: total consolidated gold production of between 1,015,000 and 1,050,000 ounces in 2021. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.